# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ERock, Inc., CIK 0002110029
CUSIP: 296013105
Title of class of securities: Class A common stock, $0.01 par value per share
Address of issuer's principal executive offices: 1113 Vine St., Suite 101, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 06/11/2026
Filed by CIK 0002138137
Persons authorized to receive notices and communications: Joshua J. Feldman, c/o Energy Impact Partners LLC, 600 Third Avenue, 38th Floor, New York, New York (NY), 10016, 212-899-9700

## Reporting persons
- Energy Impact Partners LLC (CIK 0002138137): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 102,813,846; sole dispositive power 0; shared dispositive power 102,813,846; aggregate amount beneficially owned 102,813,846 (78.1% of the class)
  Comment: Consists of (i) 19,350,897 shares of Class A common stock (as defined in Item 1(a)) held by FT-B (as defined in Item 2(a)), (ii) 83,355,210 shares of Class B common stock (the "Class B common stock") and 83,355,210 corresponding Class B Units of Enchanted Rock Holdings, LLC ("ER Holdings") held by Flagship (as defined in Item 2(a)) and (iii) 107,739 shares of Class A common stock underlying 111,545 Class M Units of ER Holdings, all of which are vested. The Class B Units are exchangeable, at the holder's option, on a one-for-one basis into shares of Class A common stock of the Issuer (as defined in Item 1(b)). Upon exchange of a Class B Unit, an equivalent number of shares of Class B common stock will be automatically cancelled. Vested Class M Units are convertible, at the holder's option, into a number of Class B Units generally equal to the product of (a) the number of vested Class M Units to be converted, and (b) a fraction, the numerator of which is the amount that would be distributed in respect of the vested Class M Unit (taking into account the applicable threshold amount), and the denominator of which is the amount that would be distributed in respect of a Class B Unit, in each case if, immediately before the exchange, ER Holdings were to sell all of its assets for their fair market values, pay any liabilities, and distribute the proceeds available for distribution, subject to certain adjustments. Class M Units have no expiration date. Each of EIF ER Holdings (as defined in Item 2(a)), as the sole owner of Flagship), FT-D (as defined in Item 2(a)), as owner of EIF ER Holdings) and EIP LLC (as defined in Item 2(a)), as the managing member of EIF ER Holdings and the general partner of FT-D) and Hans Kobler (as managing member of EIP LLC) may be deemed to have voting and dispositive power over the shares held by Flagship. Each of FT-B, EIP LLC (as the general partner of FT-B) and Mr. Kobler, a member of the Issuer's Board and the managing member of EIP LLC, may also be deemed to be the beneficial owners having shared voting power and shared investment power of the securities held by FT-B. Voting and investment decisions with respect to the securities described in this footnote are made by the investment committee of Energy Impact Partners LLC, which comprises seven individuals, including Mr. Kobler, Lindsay Luger ("Ms. Luger") and Sameer Reddy ("Mr. Reddy"), each of whom is a member of the Issuer's Board. Each member of this investment committee disclaims beneficial ownership of all securities described by this footnote except to the extent of his or her pecuniary interest therein.
  
  Based on 48,174,023 shares of Class A common stock outstanding as of June 11, 2026, following the closing of the Issuer's initial public offering of its Class A common stock (the "Offering"), as reported by the Issuer in its prospectus filed with the United States Securities and Exchange Commission (the "Commission") on June 10, 2026 (the "Prospectus"), assuming no exercise of the underwriters' option to purchase 4,186,046 additional shares of Class A common stock (the "Underwriters' Option").
- Energy Impact Fund (FT-B) LP (CIK 0002138898): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,350,897; sole dispositive power 0; shared dispositive power 19,350,897; aggregate amount beneficially owned 19,350,897 (40.2% of the class)
  Comment: Consists of 19,350,897 shares of Class A common stock held by FT-B. Each of EIP LLC (as the general partner of FT-B) and Mr. Kobler, a member of the Issuer's Board and the managing member of EIP LLC, may also be deemed to be the beneficial owners having shared voting power and shared investment power of the securities held by FT-B. Voting and investment decisions with respect to the securities described in this footnote are made by the investment committee of Energy Impact Partners LLC, which comprises seven individuals, including Mr. Kobler, Ms. Luger and Mr. Reddy, each of whom is a member of the Issuer's Board. Each member of this investment committee disclaims beneficial ownership of all securities described by this footnote except to the extent of his or her pecuniary interest therein.
  
  Based on 48,174,023 shares of Class A common stock outstanding as of June 11, 2026, following the closing of the Offering, as reported by the Issuer in the Prospectus, assuming no exercise of the Underwriters' Option.
- EIP Flagship Fund I ER Holdings LLC (CIK 0002138967): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 83,462,949; sole dispositive power 0; shared dispositive power 83,462,949; aggregate amount beneficially owned 83,462,949 (63.4% of the class)
  Comment: Consists of (i) 83,355,210 shares of Class B common stock and 83,355,210 corresponding Class B Units held by Flagship and (ii) 107,739 shares of Class A common stock underlying 111,545 Class M Units, all of which are vested. The Class B Units are exchangeable, at the holder's option, on a one-for-one basis into shares of Class A common stock of the Issuer. Upon exchange of a Class B Unit, an equivalent number of shares of Class B common stock will be automatically cancelled. Vested Class M Units are convertible, at the holder's option, into a number of Class B Units generally equal to the product of (a) the number of vested Class M Units to be converted, and (b) a fraction, the numerator of which is the amount that would be distributed in respect of the vested Class M Unit (taking into account the applicable threshold amount), and the denominator of which is the amount that would be distributed in respect of a Class B Unit, in each case if, immediately before the exchange, ER Holdings were to sell all of its assets for their fair market values, pay any liabilities, and distribute the proceeds available for distribution, subject to certain adjustments. Class M Units have no expiration date. Each of EIF ER Holdings (as the sole owner of Flagship), FT-D (as owner of EIF ER Holdings) and EIP LLC (as the managing member of EIF ER Holdings and the general partner of FT-D) and Mr. Kobler, a member of the Issuer's Board and the managing member of EIP LLC, may be deemed to have voting and dispositive power over the shares held by Flagship. Voting and investment decisions with respect to the securities described in this footnote are made by the investment committee of Energy Impact Partners LLC, which comprises seven individuals, including Mr. Kobler, Ms. Luger and Mr. Reddy, each of whom is a member of the Issuer's Board. Each member of this investment committee disclaims beneficial ownership of all securities described by this footnote except to the extent of his or her pecuniary interest therein.
  
  Based on 48,174,023 shares of Class A common stock outstanding as of June 11, 2026, following the closing of the Offering, as reported by the Issuer in the Prospectus, assuming no exercise of the Underwriters' Option.
- EIF ER Holdings LLC (CIK 0002138540): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 83,462,949; sole dispositive power 0; shared dispositive power 83,462,949; aggregate amount beneficially owned 83,462,949 (63.4% of the class)
  Comment: Consists of (i) 83,355,210 shares of Class B common stock and 83,355,210 corresponding Class B Units held by Flagship and (ii) 107,739 shares of Class A common stock underlying 111,545 Class M Units, all of which are vested. The Class B Units are exchangeable, at the holder's option, on a one-for-one basis into shares of Class A common stock of the Issuer. Upon exchange of a Class B Unit, an equivalent number of shares of Class B common stock will be automatically cancelled. Vested Class M Units are convertible, at the holder's option, into a number of Class B Units generally equal to the product of (a) the number of vested Class M Units to be converted, and (b) a fraction, the numerator of which is the amount that would be distributed in respect of the vested Class M Unit (taking into account the applicable threshold amount), and the denominator of which is the amount that would be distributed in respect of a Class B Unit, in each case if, immediately before the exchange, ER Holdings were to sell all of its assets for their fair market values, pay any liabilities, and distribute the proceeds available for distribution, subject to certain adjustments. Class M Units have no expiration date. Each of EIF ER Holdings (as the sole owner of Flagship), FT-D (as owner of EIF ER Holdings) and EIP LLC (as the managing member of EIF ER Holdings and the general partner of FT-D) and Mr Kobler, a member of the Issuer's Board and the managing member of EIP LLC, may be deemed to have voting and dispositive power over the shares held by Flagship. Voting and investment decisions with respect to the securities described in this footnote are made by the investment committee of Energy Impact Partners LLC, which comprises seven individuals, including Mr. Kobler, Ms. Luger and Mr. Reddy, each of whom is a member of the Issuer's Board. Each member of this investment committee disclaims beneficial ownership of all securities described by this footnote except to the extent of his or her pecuniary interest therein.
  
  Based on 48,174,023 shares of Class A common stock outstanding as of June 11, 2026, following the closing of the Offering, as reported by the Issuer in the Prospectus, assuming no exercise of the Underwriters' Option.
- Energy Impact Fund (FT-D) LP (CIK 0002138969): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 83,462,949; sole dispositive power 0; shared dispositive power 83,462,949; aggregate amount beneficially owned 83,462,949 (63.4% of the class)
  Comment: Consists of (i) 83,355,210 shares of Class B common stock and 83,355,210 corresponding Class B Units held by Flagship and (ii) 107,739 shares of Class A common stock underlying 111,545 Class M Units, all of which are vested. The Class B Units are exchangeable, at the holder's option, on a one-for-one basis into shares of Class A common stock of the Issuer. Upon exchange of a Class B Unit, an equivalent number of shares of Class B common stock will be automatically cancelled. Vested Class M Units are convertible, at the holder's option, into a number of Class B Units generally equal to the product of (a) the number of vested Class M Units to be converted, and (b) a fraction, the numerator of which is the amount that would be distributed in respect of the vested Class M Unit (taking into account the applicable threshold amount), and the denominator of which is the amount that would be distributed in respect of a Class B Unit, in each case if, immediately before the exchange, ER Holdings were to sell all of its assets for their fair market values, pay any liabilities, and distribute the proceeds available for distribution, subject to certain adjustments. Class M Units have no expiration date. Each of EIF ER Holdings (as the sole owner of Flagship), FT-D (as owner of EIF ER Holdings) and EIP LLC (as the managing member of EIF ER Holdings and the general partner of FT-D) and Mr. Kobler, a member of the Issuer's Board and the managing member of EIP LLC, may be deemed to have voting and dispositive power over the shares held by Flagship. Voting and investment decisions with respect to the securities described in this footnote are made by the investment committee of Energy Impact Partners LLC, which comprises seven individuals, including Mr. Kobler, Ms. Luger and Mr. Reddy, each of whom is a member of the Issuer's Board. Each member of this investment committee disclaims beneficial ownership of all securities described by this footnote except to the extent of his or her pecuniary interest therein.
  
  Based on 48,174,023 shares of Class A common stock outstanding as of June 11, 2026, following the closing of the Offering, as reported by the Issuer in the Prospectus, assuming no exercise of the Underwriters' Option.
- Hans Kobler (CIK 0001407324): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 102,813,846; sole dispositive power 0; shared dispositive power 102,813,846; aggregate amount beneficially owned 102,813,846 (78.1% of the class)
  Comment: Consists of (i) 19,350,897 shares of Class A common stock (as defined in Item 1(a)) held by FT-B (as defined in Item 2(a)), (ii) 83,355,210 shares of Class B common stock and 83,355,210 corresponding Class B Units held by Flagship (as defined in Item 2(a)) and (iii) 107,739 shares of Class A common stock underlying 111,545 Class M Units, all of which are vested. The Class B Units are exchangeable, at the holder's option, on a one-for-one basis into shares of Class A common stock of the Issuer (as defined in Item 1(b)). Upon exchange of a Class B Unit, the corresponding share of Class B common stock will be automatically cancelled. Vested Class M Units are convertible, at the holder's option, into a number of Class B Units generally equal to the product of (a) the number of vested Class M Units to be converted, and (b) a fraction, the numerator of which is the amount that would be distributed in respect of the vested Class M Unit (taking into account the applicable threshold amount), and the denominator of which is the amount that would be distributed in respect of a Class B Unit, in each case if, immediately before the exchange, ER Holdings were to sell all of its assets for their fair market values, pay any liabilities, and distribute the proceeds available for distribution, subject to certain adjustments. Class M Units have no expiration date. Each of EIF ER Holdings (as the sole owner of Flagship), FT-D (as owner of EIF ER Holdings), EIP LLC (as the managing member of EIF ER Holdings and the general partner of FT-D) and Mr. Kobler, a member of the Issuer's Board and the managing member of EIP LLC, may be deemed to have voting and dispositive power over the shares held by Flagship. Each of FT-B, EIP LLC (as the general partner of FT-B) and Mr. Kobler, a member of the Issuer's Board and the managing member of EIP LLC, may also be deemed to be the beneficial owners having shared voting power and shared investment power of the securities held by FT-B. Voting and investment decisions with respect to the securities described in this footnote are made by the investment committee of Energy Impact Partners LLC, which comprises seven individuals, including Mr. Kobler, Ms. Luger and Mr. Reddy, each of whom is a member of the Issuer's Board. Each member of this investment committee disclaims beneficial ownership of all securities described by this footnote except to the extent of his or her pecuniary interest therein.
  
  Based on 48,174,023 shares of Class A common stock outstanding as of June 11, 2026, following the closing of the Offering, as reported by the Issuer in the Prospectus, assuming no exercise of the Underwriters' Option.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.01 par value per share
Name of issuer: ERock, Inc.
Address of issuer's principal executive offices: 1113 Vine St., Suite 101, Houston, Texas (TX), 77002

## Item 2. Identity and Background
Name of person filing: This Statement ("Statement") is being filed by EIP Flagship Fund I ER Holdings LLC ("Flagship"), EIF ER Holdings LLC ("EIF ER Holdings"), Energy Impact Fund (FT-B) LP ("FT-B"), Energy Impact Fund (FT-D) LP ("FT-D"), Energy Impact Partners LLC ("EIP LLC", and together with Flagship, EIR ER Holdings, FT-B and FT-D, the Reporting Entities) and Hans Kobler ("Mr. Kobler"), a member of the Issuer's board of directors (the "Board"). The Reporting Entities and Mr. Kobler are collectively referred to as the Reporting Persons. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The address of the principal offices of each Reporting Entity and the business address of Mr. Kobler is 600 Third Avenue, 38th Floor, New York, NY 10016.
Present principal occupation or employment: The principal business of each Reporting Entity is either holding investments in securities of public and private companies or serving as the general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies. The present principal occupation of Mr. Kobler is serving as Chief Executive Officer of Energy Impact Partners LP. Mr. Kobler is the managing member of EIP LLC, which is the general partner of FT-B and FT-D.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of EIP LLC, EIF ER Holdings and Flagship is a limited liability company organized under the laws of the State of Delaware. Each of FT-B and FT-D is a limited partnership organized under the laws of the State of Delaware. Mr. Kobler is a dual citizen of the United States of America and Germany.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Each of FT-B and Flagship were pre-Offering owners of Enchanted Rock Holdings, LLC. FT-B was formed in February 2017 for the principal purpose of indirectly holding equity interests in Enchanted Rock Holdings, LLC and, for a time, other entities. Flagship was formed in April 2025 for the principal purpose of directly holding equity interests in Enchanted Rock Holdings, LLC.

On December 27, 2024, pursuant to the 2024 Note Purchase Agreement (as defined in the Prospectus), certain of the Reporting Persons purchased the $10.0 million December 2024 Convertible Note (as defined in the Prospectus).

In January and February 2025, pursuant to the 2024 Note Purchase Agreement, certain of the Reporting Persons purchased an aggregate of $10.0 million in Additional 2024 Convertible Notes (as defined in the Prospectus).

In April 2025, in connection with the A&R Note Purchase Agreement (as defined in the Prospectus), each of the December 2024 Convertible Note and the Additional 2024 Convertible Notes were amended, and certain of the Reporting Persons purchased an additional $15.3 million in 2025 Convertible Notes (as defined in the Prospectus, together with the December 2024 Convertible Note, the Additional 2024 Convertible Notes, the "Notes").

On May 13, 2026, portions of the Notes were converted into common units and the remaining Notes were redeemed in cash. As a result, the Notes are no longer outstanding as of the date of this Statement.

On June 11, 2026, connection with the Offering, EIF ER Blocker LLC merged with and into the Issuer pursuant to the Blocker Mergers (as defined in the Prospectus). As a result of the merger, 20,751,551 Class A Units held by EIF ER Blocker were cancelled, and, as consideration pursuant to the Blocker Mergers, FT-B received 19,350,897 shares of Class A common stock of the Issuer and approximately $27.8 million in cash from the net proceeds from the closing of the Offering. The Issuer also used approximately $119.9 million of the net proceeds from the closing of the Offering to purchase 6,041,206 Class B Units from Flagship. An equal number of shares of the Issuer's Class B common stock were cancelled in connection with the repurchase of the Class B Units. Following the Offering and the repurchases described in this paragraph, each Reporting Person beneficially owned such number of shares of Common Stock set forth in Item 11 of their respective Cover Pages.

All shares of the capital stock of the Issuer held by FT-B and Flagship have been purchased using investment funds provided to FT-B and Flagship by their investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Class A common stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Class A common stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement and limited liability company agreement of FT-B and Flagship, respectively, the general partner and limited partners of FT-B and the members of Flagship may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner or member, as applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons and certain of the Issuer's other investors entered into the Registration Rights Agreement, dated June 11, 2026 (the "Rights Agreement"). Following the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer's Registration Statement on Form S-1 (File No. 333-295965) and declared effective by the Commission on June 9, 2026 (the "Registration Statement"), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, Flagship, FT-B and Mr. Kobler entered into lock-up agreements, substantially in the form attached as Exhibit A to the Underwriting Agreement filed with the Registration Statement. Pursuant to such lock-up agreements, such Reporting Persons have agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer's securities held by each of the Reporting Persons for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of the lock-up agreements are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement as attached as Exhibit A to the Underwriting Agreement filed with the Registration Statement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated June 18, 2026, by and among the Reporting Persons (filed herewith).

Exhibit 2: Registration Rights Agreement, dated June 11, 2026, by and among the Registrant and certain of its stockholders, (filed as Exhibit 4.2 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on June 1, 2026 (SEC File No. 333-295965) and incorporated herein by reference).

Exhibit 3: Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on June 1, 2026 (SEC File No. 333-295965) and incorporated herein by reference).

## Signatures
- Energy Impact Partners LLC: /s/ Joshua J. Feldman, Joshua J. Feldman, Authorized Signatory (06/18/2026)
- Energy Impact Fund (FT-B) LP: /s/ Joshua J. Feldman, Joshua J. Feldman, Authorized Signatory (06/17/2026)
- EIP Flagship Fund I ER Holdings LLC: /s/ Joshua J. Feldman, Joshua J. Feldman, Authorized Signatory (06/18/2026)
- EIF ER Holdings LLC: /s/ Joshua J. Feldman, Joshua J. Feldman, Authorized Signatory (06/18/2026)
- Energy Impact Fund (FT-D) LP: /s/ Joshua J. Feldman, Joshua J. Feldman, Authorized Signatory (06/18/2026)
- Hans Kobler: /s/ Joshua J. Feldman, Joshua J. Feldman, as attorney in fact for Hans Kobler (06/18/2026)